Cape Cod'r Inc.

ANNUAL REPORT

4806 28th St S
Arlington, VA 22206
3014528756
https://capecodr.com/

This Annual Report is dated May 1, 2026.

BUSINESS

Overview

Cape Cod'r is a premium canned cocktail brand created by Kevin O'Leary and inspired by the Cape Cod lifestyle. Their drinks were born in the backyard of his Dennis Port home, and are designed to evoke a nostalgic feeling of being on the Cape, enjoying simple, refreshing beverages with friends and family. Made with three simple ingredients, each cocktail is 100 calories, gluten-free, and 4.5% ABV. Cape Cod'r delivers a light, crisp drinking experience that contrasts with many over-carbonated and heavily flavored competitors. Since its inception, the company has sold over 600,000 cans, establishing a strong brand identity closely tied to New England's coastal lifestyle.

Business Model

Cape Cod'r operates in the ready-to-drink (RTD) cocktail market, targeting health-conscious consumers looking for convenient, lightly carbonated beverages. The company distributes its products across Massachusetts, Rhode Island, and Connecticut, and also sells direct-to-consumer (DTC) in over 40 states. Through partnerships with local businesses and strategic distribution channels like Horizon Beverage, Cape Cod'r has established a robust presence in the region. Their emphasis on regional branding and lifestyle marketing positions them uniquely against larger competitors, driving customer loyalty and engagement in the niche RTD space. Intellectual Property

As a lifestyle brand with regional ties, Cape Cod'rs intellectual property largely revolves around its unique branding, packaging design, and product formulations. Each cocktail flavor, along with its nostalgic marketing, has been carefully curated to align with the coastal theme, providing strong market differentiation. Their focus on a simple, natural ingredient list also ensures that the brand resonates with modern consumers seeking cleaner label products. The brand's intellectual property extends to its recognizable packaging, capturing the essence of Cape Cod through design elements that include beach, water, and sunset tones.

Corporate History

Cape Cod'r Inc. was initially organized as Cape Cod'r LLC, a Delaware limited liability company on June 10, 2021 and converted to a Delaware corporation on March 4, 2022.

Disclosure Related to Board Director

Joseph Feerrar, a Board Director of the Company, recently resolved three legal disputes involving his unrelated business, Bald Birds Brewing Company LLC. The disputes were resolved by a settlement with CAPTECH Financial, LLC related to a default under a Master Lease Agreement, a settlement with EBF Holdings, LLC over a breach of a Revenue-Based Financing Agreement, and the third was voluntarily dismissed. Please see the Risk Factors section to learn how this may affect your investment.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 20,000
Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
Date: November 15, 2022
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $640,000.00
Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
Date: March 16, 2023
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $66,000.00
Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity
Date: September 25, 2024
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $1,306,725.00
Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
Date: March 07, 2023
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $81,000
Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
Date: May 29, 2025
Offering exemption relied upon: 506(b)

Type of security sold: CONVERTABLE NOTE
Final amount sold: $220,000
Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
Date: June 30, 2025
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2024 was $487,669 compared to $204,505 in fiscal year 2025.

This decrease was driven by a combination of internal and market-related factors. Internally, our third sales representative left the business for family reasons, which left the two founders responsible for covering a broader territory across three states of distribution. This reduced our ability to consistently service accounts, support distributor activity, and maintain the same level of in-market execution.

At the same time, broader market conditions created additional pressure on sales velocity. The beverage alcohol category faced nationwide softness, and many retail partners reported slower consumer spending in stores. As a result, retailers reduced budgets and purchasing activity for emerging brands like ours. This led to smaller order sizes, reduced shelf presence, and lower overall sales during the fiscal year.

Cost of Sales

Cost of sales for fiscal year 2024 was $362,279 compared to $129,384 in fiscal year 2025. The decrease was primarily driven by lower overall sales volume in fiscal year 2025, which reduced the corresponding cost of producing and selling product during the period.

Gross Margins

Gross margin for fiscal year 2024 was $125,390 compared to $75,121 in fiscal year 2025. Gross margin dollars decreased from 2024 to 2025 primarily due to the decline in total revenue year over year. While cost of sales also decreased, lower sales volume resulted in lower gross profit for fiscal year 2025.

Expenses

Operating expenses for fiscal year 2024 were $966,795 compared to $266,823 in fiscal year 2025. This decrease was primarily due to a reduction in marketing expenses, which decreased from $502,359 in 2024 to $129,253 in 2025. The reduction was driven by fewer retail promotions, social media campaigns, advertising initiatives, and brand partnerships.

Given the Company's capital constraints, payroll expense decreased from $142,858 in 2024 to $72,762 in 2025. Commission expense also decreased from $130,570 in 2024 to $0 in 2025 following the departure of the Company's sales representative. General and administrative expenses decreased from $139,443 in 2024 to $84,172 in 2025, as the Company limited spending to what was required to conduct business.

Historical Results and Cash Flows

In 2025, the Company remained in the growth stage and funded operations through capital raised from family, friends, angel investors, crowdfunding, and revenue from product sales. The Company's focus was to introduce the brand and products to new consumers while continuing to build brand loyalty with existing customers in Massachusetts, Rhode Island, and Connecticut.

Management's goal was to create consumer awareness and become a preferred drink of choice at bars, restaurants, golf courses, and liquor stores. The Company used available resources to focus marketing efforts on in-store promotions designed to increase sales volume at the point of sale.

However, as noted in the revenue section, the Company faced meaningful market headwinds in 2025. Retail partners reported reduced foot traffic, and consumers became more selective and cost conscious in their purchasing decisions. As a result, driving sales velocity became increasingly challenging, particularly for an emerging brand operating with limited capital and reduced field sales support.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $9.

Debt

Chase LOC: $100,892.12

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Taylor Bramhall exited the company 12/31/2024. He remains a 6% shareholder.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Will Patch
Amount and nature of Beneficial ownership: 410,000
Percent of class: 41%

Title of class: Common Stock
Stockholder Name: Kevin O'Leary
Amount and nature of Beneficial ownership: 410,000
Percent of class: 41%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock, Convertible Note - Series 2024 - CF, and SAFE.

Common Stock
• Authorized: 2,000,000
• Outstanding: 1,000,000
• Voting Rights: One vote per share.
Convertible Note - Series 2024 - CF
• Amount Outstanding: $0.00
• Conversion Type: Common Stock
• Conversion Trigger: Qualified financing of $1,000,000
• Valuation Cap: $6,000,000.00
• Discount Rate: 20
• Interest Rate: 8
• Material Rights: PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 5(k) in the Subscription Agreement.

Voting Proxy

As a condition to issuance of shares of the Company pursuant to the conversion of these Convertible notes, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Conversion; Repayment Premium Upon Sale of the Company.

(a)   In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

 Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

SAFE
• Amount Outstanding: $640,000.00
• Conversion Type: Safe Preferred Units
• Conversion Trigger: Qualified Financing
• Valuation Cap: $5,000,000.00
• Discount Rate: 80
• Material Rights: None
SAFE
• Amount Outstanding: $66,000.00
• Conversion Type: Safe Preferred Units
• Conversion Trigger: Qualified Financing
• Valuation Cap: $6,000,000.00
• Discount Rate: 80
• Material Rights: None
SAFE
• Amount Outstanding: $1,306,725.00
• Conversion Type: Safe Preferred Units

• Conversion Trigger: Qualified Financing
• Valuation Cap: $8,000,000.00
• Discount Rate: 80
• Material Rights: None

What it means to be a minority holder

As a future minority holder of the underlying securities of the Convertible Notes of this offering, you will be granting your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Convertible Note that an investor is buying has voting rights attached to the underlying security. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Cape Cod'r Inc. was formed on June 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cape Cod'r Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Seasonal Sales Dependency and Geographic Concentration
Cape Cod'r's current market strategy is heavily reliant on the Northeastern U.S., particularly in Massachusetts, Rhode Island, and Connecticut. This creates a geographic concentration risk, as the company's success is tied to consumer demand in these specific regions. Additionally, Cape Cod'r's brand is closely associated with the Cape Cod lifestyle, which may limit broader geographic appeal, especially outside of New England. Furthermore, Cape Cod'r's sales may experience seasonality, with a higher concentration of sales occurring during the warmer months when outdoor socializing and coastal vacations are more common. This seasonal demand fluctuation could impact cash flow and inventory management, particularly in the off-season. While the company plans to expand into warmer markets to smooth out seasonality, delays or challenges in executing this strategy could amplify these risks. Expansion into new markets could also involve significant costs and uncertainty, including the risk of slower-than-expected adoption in non-regional markets. Investors should consider these risks in

evaluating Cape Cod'r's growth potential, as both geographic and seasonal factors may create volatility in the company's revenue and profitability.

Litigation and Settlement History of Board Member
Joseph Feerrar, a Board Director of the Company, was involved in and recently resolved three legal disputes as the owner and principal of Bald Birds Brewing Company LLC. Mr. Feerrar entered into a settlement agreement with CAPTECH Financial, LLC, in June 2024, following a default under a real property Master Lease Agreement, agreeing to a settlement payment of $83,805 to terminate the lease and release related security interests. Additionally, in a separate matter, Mr. Feerrar resolved a breach of contract lawsuit with EBF Holdings, LLC, related to a Revenue-Based Financing Agreement, by agreeing to a settlement payment of $175,000, which resulted in the dismissal of all claims with prejudice. The third legal dispute was voluntarily dismissed by the plaintiff in 2023. These settlements, while fully resolved, highlight some level of risk in investing in a company managed by an individual whose other businesses have recently been subject to litigation.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Cape Cod'r Inc.

By /s/ *William Patch*

Title: Board Member, President, Chief Executive Officer

By /s/ *William Patch*

Name: William Patch
Title: Board Member, President, Chief Executive Officer

By /s/ *William Patch*

Name: William Patch
Title: Board Member, President, Chief Executive Officer

By /s/ *Aaron Berkey*

Name: Aaron Berkey
Title: Board Member

By /s/ *Joseph Feerrar*

Name: Joseph Feerrar
Title: Board Member, Shareholder

By /s/ *Kevin O'Leary*

Name: Kevin O'Leary
Title: Co-Founder, Board Director, CMO/COO

Exhibit A
FINANCIAL STATEMENTS

Management Report

CAPE CODR INC
For the period ended December 31, 2025

Prepared on
February 20, 2026

Table of Contents

Statement of Assets, Liabilities & Equity - Tax Basis

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking 2556	8.72
Total Bank Accounts	**8.72**
Other Current Assets	
Deposit - Four Birds Distilling	38,566.55
Escrow - StartEngine	12,063.17
Inventory	
Finished Goods Inventory - G3	78,017.72
Work in Progress Inventory	100,163.89
Total Inventory	**178,181.61**
Prepaid Payroll Taxes	378.00
Total Other Current Assets	**229,189.33**
Total Current Assets	**229,198.05**
Fixed Assets	
Accumulated depreciation	-17,375.00
Vehicles	17,375.00
Total Fixed Assets	**0.00**
TOTAL ASSETS	**$229,198.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	124,671.90
Total Accounts Payable	**124,671.90**
Credit Cards	
Chase Ink - O'Leary	704.78
Chase Ink - Patch	2,343.14
Total Credit Cards	**3,047.92**
Other Current Liabilities	
Chase BLOC #8001	103,083.52
Due to Kevin O'Leary	132.70
Due to Will Patch	8,645.81
Payroll Liabilities	0.00
MA Unemployment Tax	150.06
Total Payroll Liabilities	**150.06**
Total Other Current Liabilities	**112,012.09**
Total Current Liabilities	**239,731.91**

	Total
Long-Term Liabilities	
Note Payable - Okeanos	168,220.13
Total Long-Term Liabilities	**168,220.13**
Total Liabilities	**407,952.04**
Equity	
Additional Paid-In Capital	48,797.16
Common Stock	200.00
Convertible Notes - Start Engine	220,000.00
Retained Earnings	-2,280,565.13
SAFE Notes	2,097,725.00
Net Income	-264,911.02
Total Equity	**-178,753.99**
TOTAL LIABILITIES AND EQUITY	**$229,198.05**

Statement of Revenue & Expenses - Tax Basis
December 2025

	Total	
	Dec 2025	Jan - Dec 2025 (YTD)
INCOME		
Beverage Sales		204,504.81
Total Income	**0.00**	**204,504.81**
COST OF GOODS SOLD		
Cost of Goods Sold		129,384.35
Total Cost of Goods Sold	**0.00**	**129,384.35**
GROSS PROFIT	**0.00**	**75,120.46**
EXPENSES		
Advertising & Marketing		
Advertising & Marketing - Bar Spends		1,157.62
Advertising & Marketing - Merchandise		896.33
Advertising & Marketing - Paid Ads		14,487.15
Advertising & Marketing - Samples	79.17	14,545.07
Co-op Marketing		32,705.35
Marketing Services & Sponsorships		2,426.30
Marketing Services - Sampling and Promotions	-1,210.00	54,575.65
Marketing Services - Social Media and Website Management		8,069.50
Trade Marketing	39.98	390.46
Total Advertising & Marketing	**-1,090.85**	**129,253.43**
Auto Expenses		
Auto Lease	635.08	9,383.01
Auto Repair & Maintenance		266.39
Fuel & Oil	193.83	3,483.19
Insurance	548.02	8,323.96
Total Auto Expenses	**1,376.93**	**21,456.55**
Bank Fees & Service Charges	201.80	2,079.53
Business Licenses		3,076.00
General business expenses		
Memberships & subscriptions		509.58
Total General business expenses		**509.58**
Interest Expense	876.13	24,342.91
Legal & Professional Fees		
Accounting fees		15,909.00
Legal fees		5,027.29
Start Engine Fees	350.00	37,467.25
Total Legal & Professional Fees	**350.00**	**58,403.54**

	Total	
	Dec 2025	Jan - Dec 2025 (YTD)
Meals & Entertainment		1,330.97
Miscellaneous Expense		2,159.21
Office Supplies	474.28	9,949.37
Payroll expenses		
Taxes	-378.00	5,703.03
Wages		67,058.84
Total Payroll expenses	**-378.00**	**72,761.87**
Shipping & Postage	10.00	184.63
Software		
Software - BevStack DTC		2,997.47
Software - Misc	92.86	185.72
Total Software	**92.86**	**3,183.19**
Supplies		
Supplies & materials		18.98
Total Supplies		**18.98**
Taxes paid	50.98	1,970.14
Travel	247.25	8,162.43
Utilities		141.91
Vehicle expenses		
Parking & tolls		600.40
Total Vehicle expenses		**600.40**
Total Expenses	**2,211.38**	**339,584.64**
NET OPERATING INCOME	-2,211.38	-264,464.18
OTHER EXPENSES		
Penalties & settlements		446.84
Total Other Expenses	**0.00**	**446.84**
NET OTHER INCOME	0.00	-446.84
NET INCOME	$ -2,211.38	$ -264,911.02

Statement of Cash Flows

CAPE CODR INC

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-264,911.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	15,507.74
Accounts Receivable (A/R)	0.00
Bank Overdraft	0.00
Chase BLOC #8001	-5,993.07
Chase Ink - O'Leary	-8,699.06
Chase Ink - Patch	-193.36
Direct Deposit Payable	0.00
Due to Will Patch	4,287.50
Escrow - StartEngine	-12,063.17
Inventory:Finished Goods Inventory - G3	-20,792.20
Inventory:Work in Progress Inventory	-43,308.74
Inventory:Work in Progress Inventory - G3	26,549.00
Payroll Corrections	0.00
Payroll Liabilities	0.00
Payroll Liabilities:CT Income Tax	0.00
Payroll Liabilities:CT Paid Family and Medical Leave	0.00
Payroll Liabilities:CT Unemployment Tax	0.00
Payroll Liabilities:DC Income Tax	0.00
Payroll Liabilities:DC Paid Family Leave	0.00
Payroll Liabilities:DC Unemployment Tax	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-84.00
Payroll Liabilities:MA Income Tax	0.00
Payroll Liabilities:MA Paid Family and Medical Leave	0.00
Payroll Liabilities:MA Unemployment Tax	150.06
Payroll Liabilities:Payroll Correction	0.00
Payroll Liabilities:VA Income Tax	0.00
Payroll Liabilities:VA SUI Employer	0.00
Payroll Refunds	0.00
Prepaid Payroll Taxes	-378.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$45,017.30**
Net cash provided by operating activities	**-$309,928.32**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Convertible Notes - Start Engine	220,000.00
Note Payable - Okeanos	-2,031.67
Opening balance equity	0.00
SAFE Notes	91,000.00
Net cash provided by financing activities	**$308,968.33**
NET CASH INCREASE FOR PERIOD	**-$959.99**
Cash at beginning of period	**$968.71**
CASH AT END OF PERIOD	**$8.72**

Description	Common Stock	Additional Paid-In Capital	SAFE Notes (Equity)	Convertible Notes (Equity)	Accumulated Deficit	Net Income (Loss)	Total Equity
Balance – Jan 1, 2025	$200.00	$48,797.16	$2,006,725.00	$220,000.00	($2,015,654.11)	—	$260,068.05
SAFE Issuance	—	—	$91,000.00	—	—	—	$91,000.00
Net Income (Loss)	—	—	—	—	—	($264,911.02)	($264,911.02)
Balance – Dec 31, 2025	$200.00	$48,797.16	$2,097,725.00	$220,000.00	($2,015,654.11)	($264,911.02)	($178,753.99)

NOTE 1 – NATURE OF OPERATIONS

CAPE COD'R INC was formed on June 10, 2021 as an LLC ("Inception") in the State of DE. On March 04, 2022, CAPE COD'R INC (which may be referred to as the "Company", "we," "us," or "our") was converted into a corporation bearing the name CAPE COD'R INC. The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boston, MA.

Cape Cod'r is a premium canned cocktail brand created by Kevin O'Leary and inspired by the Cape Cod lifestyle. Their drinks were born in the backyard of his Dennis Port home and are designed to evoke a nostalgic feeling of being on the Cape, enjoying simple, refreshing beverages with friends and family. Made with three simple ingredients, each cocktail is 100 calories, gluten-free, and 4.5% ABV. Cape Cod'r delivers a light, crisp drinking experience that contrasts with many over-carbonated and heavily flavored competitors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $9 in cash as of December 31, 2025.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected with a 30 days payment terms and sometimes pay on time.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.
The accounts receivable balances as of December 31, 2025 were $0.

Inventory

Inventory consisted primarily of work in progress and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Work-in-progress inventory at December 31, 2025 amounted to $100,164. Finished goods inventory at December 31, 2025 amounted to $78,018.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling ready to drink cocktails. The Company's payments are generally collected with 30 day payment terms or collected at the time of delivery of the products. The Company's primary performance obligation is to deliver the products to customers. After the delivery of the products, the Company recognized revenue equal to the selling price of the products delivered

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. federal jurisdiction and various state jurisdictions, including Massachusetts. The Company is subject to U.S. federal, state, and local income tax examinations for the periods prescribed by applicable statutes of limitation. The Company is not currently under examination by any taxing authority.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense is the amount of salaries and wages paid to employees in exchange for services rendered by them to the Company. This also includes benefits and taxes related to employee wages.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company's debt pertains to liabilities incurred in the normal course of the operations of the business:

Credit Card Payable

The Company has two credit cards used in the business with a total outstanding balance of $3,048 as of December 31, 2025.

Line of Credit for Working Capital

The company has a revolving line of credit with a total outstanding balance of $ 103,084 as of December 31, 2025.

Note Payable

The company received a note payable from Okeanos Venture Partners for $200,000. This note has a total outstanding balance of $168,220 as of December 31, 2025.

Use of Note Payable

This note was used to fund the acquisition of distribution rights from the previous Massachusetts and Rhode Island distributor relationship with Craft Collective Inc and transfer those rights to Horizon Beverage (now Southern Glazers Wine and Spirits). In an effort to assist the Company in this transfer of distribution rights, Horizon Beverage has agreed to pay the Company $3 extra per case of product until 58,000 cases has been purchased.

Payment of Note Payable

The Borrower, the Company, will make quarterly payments to the Lender equal to at least the amount of funds received during the quarter from Horizon Beverage related to the $3 per case supplement owed to the Borrower pursuant to the "Distribution Agreement - Horizon Beverage Cape Cod'r Inc – 2024" commencing on July 1, 2024, and thereafter on the 1st day of each subsequent quarter until the entire Principal Amount, together with all accrued and unpaid interest thereon, is paid in full. Upon request, Borrower shall provide to Lender an accounting of amounts received from Horizon Beverage to substantiate the amounts paid. If not sooner paid as provided herein, all outstanding principal and interest, together with such other amounts as shall then be due and owing from Borrower to Lender under this Note, shall be due and payable on April 1, 2026 (the "Maturity Date"), or the date on which the indebtedness evidenced hereby is accelerated as provided herein.

Note Payable Warrants

As additional consideration for the loan being made by Lender pursuant to this Note, the Company has agreed to issue Lender a warrant ("Warrant") to acquire 12,488 shares of common stock in Borrower (the "Warrant Stock"), as further described in the Warrant Agreement, having an issue date of even date herewith, by and between Borrower and Lender (the "Warrant Agreement").

Convertible Notes – StartEngine (Reg CF Offering)

The Company issued a series of convertible promissory notes in connection with a Regulation Crowdfunding offering conducted through StartEngine. As of December 31, 2025, the total outstanding principal balance of these notes was approximately $220,000.

The notes accrue interest at a rate of between 8% and 8.96% per annum, depending on the level of investment, and have a maturity date of two years from the date of the investment.

The notes are convertible into equity securities of the Company upon the occurrence of a qualified financing event involving gross proceeds of at least $1,000,000. Upon conversion, the notes convert at a price equal to the lesser of (i) 80% of the price paid by new investors or (ii) a valuation cap of $6,000,000.

In the event of a sale or other liquidity event prior to conversion, noteholders are entitled to receive the greater of (i) the outstanding principal and accrued interest or (ii) the amount they would have received had the notes converted into equity immediately prior to such transaction.

If not previously converted, the notes automatically convert into equity at maturity in accordance with the terms of the agreement.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company does not have any active lease obligations as of December 31, 2025.

NOTE 5 – STOCKHOLDERS' EQUITY

Capital Stock

The Company has authorized 2,000,000 of common shares with a par value of $0.0001 per share. 1,000,000 shares were issued and outstanding as of December 31, 2024.

Voting: Common stockholders are entitled to one vote per share Dividends:

The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreement for Future Equity (SAFE) Notes

In 2024, the Company has issued numerous SAFE agreements with third parties as a capital financing with a total capital raise of $2,097,725 as of December 31, 2025. The issued SAFE agreements have valuation caps ranging from $5M - $8M having a discount rate of 80%. The SAFE agreements have no maturity date and bear no interest.

Convertible Notes (StartEngine)
$220,000

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has outstanding balances due to related parties, including approximately $8,646 due to William Patch and approximately $133 due to Kevin O'Leary as of December 31, 2025. These amounts represent advances made in the normal course of business and are unsecured and non-interest bearing.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 30, 2026, the issuance date of these financial statements. Management is evaluating strategic alternatives, including capital raising, restructuring, or potential asset sales.

NOTE 8 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2025, the Company had limited cash resources and has incurred significant operating losses since inception.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year from the issuance of these financial statements.

Management is actively evaluating strategic alternatives, including capital raising, restructuring of obligations, and the potential sale or transfer of the business or its assets. The outcome of these efforts is not currently determinable.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

I, William Patch, the President and Chief Executive Officer of Cape Cod'r Inc., hereby certify that the financial statements of Cape Cod'r Inc. and notes thereto for the periods ending December 31, 2025 and December 31, 2024 included in this Form C-AR annual report are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025, the amounts reported on our tax returns were total income of $204,505; taxable income of $(254,808); and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2026.

William Patch

_____ (Signature)

President and CEO (Title)

April 30, 2026 (Date)